[LOGO OF STOLT-NIELSEN S.A.]
STOLT-NIELSEN S.A.

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

                     MARINE HARVEST TO APPLY FOR OSE LISTING

London, England - November 23, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announces that the Board of Directors of Stolt-Nielsen S.A. and Nutreco Holding N.V. have decided to apply for a listing of Marine Harvest on the Oslo Stock Exchange.

The listing is expected to take place in the first half of 2006. Depending on market conditions, subsequent to the approval of the listing, SNSA and Nutreco plan to sell down a portion of their shareholdings in Marine Harvest in an initial public offering. The initial public offering is also subject to the approval by an Extraordinary General Meeting of Nutreco Holding N.V. to be held on December 16, 2005.

Today, SNSA currently owns 25% of Marine Harvest and Nutreo owns 75%.

Before the initial public offering, Marine Harvest intends to replace its existing shareholder loans with external bank financing.

The securities to be offered in the offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent such registration or pursuant to an applicable exemption from the registration requirements under the Act.

Contact:          Richard M. Lemanski
                  U.S. 1 203 299 3604
                  rlemanski@stolt.com

                  Jan Chr. Engelhardtsen
                  UK 44 20 7611 8972
                  jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.

Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and

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demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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